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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2003

Commission File Number: 000-30684

BOOKHAM TECHNOLOGY PLC
(Exact name of registrant as specified in its charter)

90 Milton Park
Abingdon, Oxfordshire OX1 4RY
England
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

        Form 20-F ☒        Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

        On September 10, 2003, Bookham Technology plc (the "Company") issued a press release announcing that on September 9, 2003 the Company received notification from AMVESCAP PLC ("AMVESCAP") that the holding of AMVESCAP decreased due to the sale of 515,000 ordinary shares in the Company. A copy of this press release is attached hereto as Exhibit 99.1 and is incorporated by reference.

        On September 11, 2003, the Company issued a press release announcing that the Company filed a Form F-3/A and Form 20-F/A with the Securities and Exchange Commission and included in these filings a table showing the cash, short-term debt and capitalization of the Company as of August 24, 2003 under UK GAAP. A copy of this press release is attached hereto as Exhibit 99.2 and is incorporated by reference.

        On September 11, 2003, the Company issued a press release announcing that the Company has completed execution of a major cost reduction initiative, the consolidation of two main wafer fab facilities, following the acquisition of the Nortel Networks Optical Components businesses. A copy of this press release is attached hereto as Exhibit 99.3 and is incorporated by reference.

        On September 25, 2003, the Company issued a press release announcing that on September 24, 2003 the Company received notification from Marconi Corporation plc ("Marconi") that Marconi had ceased to be interested in the Company's ordinary shares and no longer had a notifiable interest in the Company's shares. A copy of this press release is attached hereto as Exhibit 99.4 and is incorporated by reference.

        On September 25, 2003, the Company issued a press release announcing that the Company has entered into an agreement to acquire Ignis Optics, Inc., a provider of optical modules for communications networks, based in San Jose, California. A copy of this press release is attached hereto as Exhibit 99.5 and is incorporated by reference.

        On September 26, 2003, the Company filed with the UK Listing Authority pursuant to its Listing Rules a Notification of Interests of Directors and Connected Persons for Dr. Giorgio Anania. A copy of this notification is attached hereto as Exhibit 99.6 and is incorporated herein by reference.

        On September 29, 2003, the Company issued a press release announcing that on September 26, 2003 the Company received notification from Aviva plc (formerly CGNU plc) that, following a purchase of 10,522,644 ordinary shares in the Company on September 24, 2003, its subsidiary Morley Fund Management Limited is now interested in 32,690,417 ordinary shares, representing approximately 15.71% of the current issued share capital of the Company, including a material interest in 18,642,396 shares (8.95%). A copy of this press release is attached hereto as Exhibit 99.6 and is incorporated by reference.

Exhibits
99.1	Press Release issued on September 10, 2003.
99.2	Press Release issued on September 11, 2003.
99.3	Press Release issued on September 11, 2003.
99.4	Press Release issued on September 25, 2003.
99.5	Press Release issued on September 25, 2003.
99.6	Notification of Interests of Directors and Connected Persons filed with the UK Listing Authority on September 26, 2003 with respect to Dr. Giorgio Anania.
99.7	Press Release issued on September 29, 2003.

Signatures

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BOOKHAM TECHNOLOGY PLC
Date: October 6, 2003	By:	/s/ GIORGIO ANANIA Name: Giorgio Anania Title: Chief Executive Officer and President

BOOKHAM TECHNOLOGY PLC

INDEX TO EXHIBITS

Exhibit Number	Description	Page
99.1	Press Release issued on September 10, 2003.	6
99.2	Press Release issued on September 11, 2003.	7
99.3	Press Release issued on September 11, 2003.	8
99.4	Press Release issued on September 25, 2003.	10
99.5	Press Release issued on September 25, 2003.	11
99.6	Notification of Interests of Directors and Connected Persons filed with the UK Listing Authority on September 26, 2003 with respect to Dr. Giorgio Anania.	13
99.7	Press Release issued on September 29, 2003.	15

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Signatures
BOOKHAM TECHNOLOGY PLC INDEX TO EXHIBITS